CSM

CSM nv
Corporate Affairs

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 28
F +31 20 590 63 60
E mariette.mantel@csm.nl
I www.csm.nl

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Subject CSM nv, (SEC File No. 82-34886)

Date December 22, 2006

SUPPL

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copy of the following document:

- Press release December 19, 2006: CSM plans to abolish depositary receipts of shares

The foregoing document represents information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

Very truly yours,

M. Mantel-Weil

Mariëtte Mantel
CSM nv

Enclosure(s)

dw 1/9

CSM

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 20
F +31 20 590 62 17
E marjolein.vanderdrift@csm.nl

Press Release

CSM PLANS TO ABOLISH DEPOSITARY RECEIPTS OF SHARES

Diemen, the Netherlands, 19 December 2006 – CSM announces that it intends to abolish the system of depositary receipts of shares. A proposal to this effect will be presented to the Annual General Shareholders' Meeting on 25 April 2007 for approval.

In April 2006, CSM announced that it would review its corporate governance structure and make further announcements by the end of 2006. In 2006, CSM initiated a process of change including adaptations to the composition of the Board of Management, a redefined strategy, focus on the core activities, and a drastic restructuring operation. In line with this, a review of the company's corporate governance structure was deemed appropriate.

CSM concluded that continuation of the "administratiekantoor" (Trust) did not reflect current views and developments in corporate governance. The Trust can decide whether or not to grant proxy voting rights to depositary receipt holders. Also, it casts its votes for the shares against which depositary receipts of shares have been issued and whose holders neither attend the meeting nor send representatives. The higher attendance at shareholders' meetings in recent years and the increased involvement with the company of a broad group of shareholders will be instrumental in safeguarding the continuity in voting.

For more information, please contact:
Press: Marjolein van der Drift, Communications Manager, tel. +31 (0)20 5906320 / +31 (0) 653527622
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906228 / mobile +44 (0)7767 227506

CSM is a global producer and distributor of bakery products and food ingredients. CSM's main product groups include bakery ingredients and products, lactic acid and lactic acid derivatives, and sugar. With these activities CSM has an annual turnover of EUR 2.6 billion and a workforce of approximately 8,500. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More information: www.csm.nl.